UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2022                     File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

Notice of Change of Auditor – September 14, 2022

2.

Letter from former auditor

3.

Letter from successor auditor

4.

Former auditor 6-K letter

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.       FORM 20-F   ☒  FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐

No   ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: September 14, 2022	By: /s/ “John Plourde” John Plourde, President and CEO